April 28, 2005

Thomas A. Jones
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-06
Washington, D.C. 20549

Re:   Ovation Products Corporation
      Registration Statement on Form 10-SB, Amendment No. 1 filed 3/24/05 File Number 000-51145


Dear Mr. Jones:

      This letter is submitted on behalf of Ovation Products Corporation (the "Company") in response to the comments of the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form 10-SB filed on January 27, 2005 (the "Form 10-SB"), as amended on March 24, 2005 ("Amendment No. 1"), as set forth in your letter dated April 7, 2005 to William Lockwood (the "Comment Letter"). The Company concurrently is filing Amendment No. 2 to the Form 10-SB (the "Second Amended Form 10-SB"), which includes changes that principally reflect responses to the Staff's comments.

      For reference purposes, the text of the Comment Letter has been reproduced herein with our responses below each numbered comment. For your convenience, we have bolded and italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the responses refer to the Second Amended Form 10-SB. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Second Amended Form 10-SB.

      In addition to submitting this letter via EDGAR, simultaneously herewith we are sending to you via UPS Overnight Delivery three copies of each of this letter and the Second Amended Form 10-SB (marked to show changes from Amendment No. 1).

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Item 1.  Description of Business

1. We note your response to prior comment 1. Please be advised that we will issue comments in a separate letter regarding your application.

Supplementally, we advise the staff that the Company no longer intends to pursue its confidential treatment request. Therefore, the Company is concurrently filing in its entirety the Distribution Agreement, dated as of December 16, 2002 between Company and Lancy Water Technology Limited (Exhibit 10.7), with the Second Amended Form 10-SB.

2. We note your response to comment 23. As previously requested, discuss the material terms of the strategic alliance agreement. For example, we note
      Exhibit 1.1 of Exhibit 10.3.

As requested by the Staff, the disclosure on page 33 of the Second Amended Form 10-SB has been revised to discuss the material terms of the strategic alliance agreement with S. J. Electro Systems, Inc.

The Water's Purification and Treatment Industry -- Page 4

3. Please supplementally provide support for the industry data in the first three paragraphs of this section.

Supplementally, we advise the staff that the industry data provided in the first three paragraphs of the section were derived from the following sources:

      o Finding Fortune in Filtration, Resource Optimization Technologies, Industry Report, Adams, Harkness & Hill (August 26, 2003)

      o Water Distribution, Treatment and Purification (Water Quality Securing 2004-2005-2010-2015), Helmut Kaiser Consultancy, available at http://www.hkc22.com/waterdisinfection.html.

A copy of the report titled "Finding Fortune in Filtration" has been attached hereto as Exhibit A.

4. Please supplementally advise where you responded to the first sentence of comment 6.

As requested by the Staff, the disclosure on page 4 of the Second Amended Form 10-SB has been revised to discuss the challenges mentioned by Mr. Zebuhr in the August 6, 2004 New Hampshire Business Review.

Ovation's Technology -- Page 8

5. We note your added diagram and explanation of your process. Please revise to provide a narrative discussion of the diagram presented that can


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      readily be understood by readers not already familiar with water distillation technology. Please also consider whether a schematic representation alone adequately illustrates the mechanical aspects of your technology.

As requested by the Staff, the disclosure on pages 5 and 6 of the Second Amended Form 10-SB has been revised to provide a narrative discussion of the diagram presented that is readily understood by readers not already familiar with water distillation technology.

6. Please revise to clarify how your process technology differs from the "traditional distillation appliance" as described in the first paragraph. For example, is the vacuum chamber a key distinction?

As requested by the Staff, the disclosure on pages 5 and 6 of the Second Amended Form 10-SB has been revised to clarify the distinction between Ovation's process technology and traditional distillation appliances.

7. Please revise to explain the mechanics, operation, and advantages of the "rotary heat exchanger." Is this a key distinction from current technology?

As requested by the Staff, the disclosure on pages 5 and 6 of the Second Amended Form 10-SB has been revised to explain the mechanics, operation and advantages of the rotary heat exchanger and its distinction from current technology.

8. Revise to explain how your technology achieves the claimed operating cost advantages over current technology?

As requested by the Staff, the disclosure on pages 6 and 7 of the Second Amended Form 10-SB has been revised to explain how Ovation's patented distillation technology reduces distillation operating costs.

9. Revise to clarify which costs are included in the $0.004 gallon figure. For example, you refer to $0.50 per gallon as the "operating cost" of current technology. Are all other costs associated with the distillation process, such as waste disposal, similar regardless of process utilized?

As requested by the Staff, the disclosure on pages 6 and 7 of the Second Amended Form 10-SB has been revised to clarify which costs are included in the $0.004 gallon figure and to explain that the reduction in operating costs are a result of the reduced need for an external heat supply.





Research and Development -- Page 12

10.   Please disclose the expiration date of your material patents.


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As requested by the Staff, the disclosure on page 9 of the Second Amended Form
10-SB now includes the expiration dates for the ten U.S. patents granted.

Management's Discussion -- Page 22

11. Please revise the disclosure to discuss the information in Notes 1, 13 and 15 to the financial statements concerning your operating and financing plans.

As requested by the Staff, the disclosure on pages 20 - 23 of the Second Amended Form 10-SB now includes the information in Notes 1, 13 and 15 to the financial statements concerning operating and financing plans.

Item 3.  Description of Property

12. We note your response to prior comment 16. Please supplementally advise, with a view to disclosure, the need to raise $4 million and whether the amount is part of the $5 million referred to on pages 15 and 23 or in addition to the $5 million.

Supplementally, we advise the Staff that the Company initially planned to raise $4 million in conjunction with plans to move into production in partnership with a third-party manufacturing plant in Marion, Massachusetts. There were, however, no contingencies between the two events, and the manufacturing plan did not materialize. The Company raised approximately $2.6 million gross (not $4 million) in its Series C round. The $4 million was contemplated independent of and prior to the $5 million the Company believes is necessary in order to begin full production and commercialization of components utilizing the Company's distillation technology.

Notes to Financial Statements -- Page F-7

Patents -- Page F-9

13. We see your response to our prior comment no. 34. We also see that you capitalize outside legal fees to obtain new patents. Typically, outside legal fees to develop new internal patents are expensed as incurred because they do not represents payments that will result in probable future economic benefits. Please tell us how your current patent cost capitalization policy complies with generally accepted accounting principles. Confirm any legal or other costs capitalized are expensed if the patent application they relate to is unsuccessful or the patent is otherwise impaired. Revise your filing as necessary based on our comment.

Supplementally we advise the Staff that the legal fees capitalized are not related to the "development" of new internal patents but preparing and filing patent applications. Once the technology underlying the patents has reached the stage of applying for a patent, we believe the likelihood of successfully obtaining that patent to be very high. Due to our experience in successfully obtaining ten patents, we believe that these costs do result in probable future economic benefits. We reiterate to the Staff that the current patent cost capitalization policy complies with generally accepted accounting principles because of paragraph 10 of SFAS 142 which states, "Costs of internally developing, maintaining, or restoring intangible assets (including goodwill) that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to the entity as a whole, shall be recognized as expense as incurred." This guidance identifies specific characteristics of the intangible assets to which it refers (i.e. not


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specifically identifiable, indeterminate lives, etc.) that are not applicable to our patent costs. Additionally, CCH's Accounting Research Manager, although non-authoritative, indicates the following:

      In practice, the costs of internally developing other intangible assets, such as those that are specifically identifiable, are also expensed as incurred, unless a specific pronouncement calls for capitalization of those costs. However, legal fees and similar costs relating to patents, copyrights, and trademarks may be capitalized.

Finally, in reviewing the accounting policies of other registrants that have developed significant patentable technology, we noted a number that specifically capitalized the costs of outside legal fees to obtain patents.

We confirm that any legal or other costs capitalized are expensed if the patent application they relate to is unsuccessful or the patent is otherwise impaired. This element of our patent accounting policy is already included in our policy footnote on Page F-9.

Intangible assets -- Page F-9

14. We see your response to our prior comment no. 33. We also see your disclosure that you review the carrying value of definite-lived, amortizable intangible assets for impairment at least annually or if other circumstances indicate a potential impairment in accordance with SFAS 142. Note that definite-lived intangible assets are reviewed for impairment in accordance with paragraphs 7-24 of SFAS 144. Refer to paragraph 15 of SFAS 142, as amended. Revise your disclosure to clearly indicate how you assess and measure impairments of your definite-lived intangible assets.

As requested by the Staff, the disclosure on page F-9 of the Second Amended Form 10-SB related to accounting policy for the impairment of long-lived assets has been expanded to include the Company's definite-lived amortizable intangible assets. It has also been specifically revised to indicate how the Company assesses and measures impairments of its definite-lived intangible assets.

As described in that footnote, the Company reviews long-lived assets and definite-lived amortizable intangibles for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. In general, the Company's long-lived assets and definite-lived amortizable intangibles do not have independent, identifiable cash flows. As a result, the Company's impairment test is based on an entity-level undiscounted cash flow analysis. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded based upon various techniques to estimate fair value.

Note 8.  Series A.  Convertible Preferred Stock -- Page F-19

15. We note your response to our prior comment no. 38. We note you determined that a beneficial conversion feature did not exist for each issuance of


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      preferred stock because the conversion feature was "out of the money." We also note within your response that you estimated the fair value of your common stock based upon the decrease in your convertible preferred stock price. Please revise this filing to disclose the methodology that you utilized in determining whether or not a beneficial conversion feature existed for each of your preferred stock issuances including how you determined the fair value of your common stock.

As requested by the Staff, the disclosure on page F-19 of the Second Amended Form 10-SB has been revised to disclose the methodology that the Company utilized in determining whether or not a beneficial conversion feature existed for each of its preferred stock issuances including how it determined the fair value of its common stock.

The Company determined that there was no beneficial conversion feature related to the Company's Preferred Stock. The Company used the effective conversion price of the Preferred Stock after allocation, on a relative fair value basis, of the proceeds between the Preferred Stock and any related warrants. The Company estimated the fair value of the Common Stock for purposes of the beneficial conversion calculation using the prices at which Common Stock was sold to outside investors, the prices at which Preferred Stock was sold to outside investors, the change in the prices at which Preferred Stock was sold to outside investors over time and a reasonable discount from the Preferred Stock to the Common Stock representing the additional rights and preferences of the preferred stockholders.

Part III -- Exhibits

16. Please file all material contracts not previously filed. For example, we note you have amended certain agreements, and recently signed agreements with Brimberg & Company and with Ardour Capital Investments.

      As requested by the Staff, the following contracts have been included as exhibits to the Second Amended Form 10-SB:

      o     The Brimberg Agreement;

      o     The Amendment to the Lancy Distribution Agreement; and

      o     The Ardour Agreement.

We appreciate in advance your time and attention to the Amended Form 10-SB, as well as to our comments. Should you have any additional questions or concerns, please call me at 212-336-8644.

Sincerely,

/s/ Christopher Arana
---------------------------
    Christopher Arana, Esq.

cc:         William Lockwood
            James R. Tanenbaum, Esq.
            Anna T. Pinedo, Esq.
            Michael Kalish, Esq.




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                                    EXHIBIT A